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
A LIMITED LIABILITY PARTNERSHIP             345 PARK AVENUE                 TELEPHONE:  212.407.4000
INCLUDING PROFESSIONAL CORPORATIONS         NEW YORK, NY  10154-0037        FACSIMILE:  212.407.4990
                                                                            www.loeb.com
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Direct Dial: 212-407-4827
Direct Fax:  212-214-0686
e-mail: dfischer@loeb.com


                               September 26, 2005
Max A. Webb,
Assistant Director
Division of Corporate Finance
Mail Stop -- 3561
Securities and Exchange Commission
Washington DC  20549-0402

                 Re:      AVP, Inc.
                          Amendment No. 2 to Registration Statement on Form SB-2 File No. 333-124084
                          Filed July 27, 2005
                          ------------------------------------------------------
Dear Mr. Webb:

            Our responses to your August 16, 2005 letter regarding the captioned matter are numbered to correspond to the paragraph numbers of your letter, of which a copy is enclosed.

            1. We have added a risk factor as the second risk factor under Risks Relating to Our Securities and revised Item 26 in conformity with the comment.

            2. The meetings were either informal face-to-face or telephonic meetings; they weren't recorded in any fashion.

            3. We have revised the disclosure in conformity with the comment.

            4. We are responding to comments under separate cover.

            5. We have removed any reference to revenues being billed or collected prior to the events.

            6. We have added two tables to include 2005 contracted payment schedule; and actual and expected cash receipts for 2005 schedule.

            7. We have revised the disclosure in conformity with the comment.

AVP, Inc.
Page 2

            8. We have revised our balance sheet to reflect deferred revenue only when cash is received prior to the event(s).

            9. We have revised the statement of changes in stockholders' deficiency in conformity with the comment.

            10. The increased common stock was authorized by stockholders at AVP's August 23, 2005 meeting. Accordingly, the voting power carried by the Series B Convertible Stock has been reduced to equal the number of shares into which the stock is convertible (from 10 times that voting power), and the Series A Preferred Stock was automatically converted into Common Stock. Likewise, the Series B holders' put right has terminated. We have revised the subsequent event footnote to update the disclosure for the approval by the stockholders.

            11. We have revised the disclosure in conformity with the comment.

            12. As discussed with Juan Migone on August 18, 2005, our weighted average common shares outstanding is reflected on our statements of operations.

            13. We restated our financial statements for the year ended December 31, 2003 to conform with the comment.

            14. We updated the stub period financial statements to June 30, 2005 to comply with Rule 310(g) of Regulation S-B.

            15. We have provided a currently dated signed consent from our independent public accountant.

            16. We are filing our opinion in conformity with the comment.

                                                     Cordially,

                                                     /s/ David C. Fischer

                                                     David C. Fischer


Enclosure

AVP, Inc.
Page 3

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20649

Mail Stop-8561

                                                     August 16, 2005

Leonard Armato
Chief Executive Officer
AVP, Inc.
6100 Center Drive, Suite 900
Los Angeles, CA 90045

Re:      AVP, Inc.
         Amendment No. 2 to Registration Statement on Form SB-2
         File No. 333-124084
         Filed July 27, 2005

Dear Mr. Armato:

         W e have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

         Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
-------
1. We note your response to prior comment number 1. Your analysis leaves doubt as to the availability of the exemption you are relying on. You should amend your registration statement to provide appropriate disclosure in the risk factors section, and elsewhere as appropriate, regarding the possible lack of availability of an exemption from registration and the attendant consequences to the company and investors_ Also revise your disclosure in Part H, Item 26, to clarify that the Rule 504 safe harbor is not available.

AVP, Inc.
Page 4

2. We note your response to prior comment 3 regarding your meetings with analysts. Please send us the audio and, if available, video recordings of these analyst meetings.

Prospectus Summary

Shares being offered for resale, page 3
---------------------------------------

3. You appear to be offering for resale 114,248,948 shares of common stock through this prospectus, yet the number of shares itemized in this section totals only 105,763,213. Please revise to account for the discrepancy,

MD&A, page 18
-------------

4. We note you have recently located and filed your production and distribution agreements with Fox. NBC and OLN. We will issue comments under separate cover addressing your confidential treatment requests with respect to these agreements.

Revenue and Expense Recognition. page 20
----------------------------------------

5. As discussed on the August 3, 2005 conference call, please remove any reference to revenues being billed or collected prior to the events.

Liquidity and Capital Resources, page 24
----------------------------------------

6. The payment structure of your arrangements with sponsors is critical to your cash flow. As such, please expand your liquidity discussion for the 2005 fiscal year to disclose cash receipts to date from these arrangements as well as the timing of expected future cash receipts lima these contracts in a tabular format, Additionally, you should also provide details of the timing of expected cash payments throughout the year,

Selling Stockholders, page 37
-----------------------------

7. We reissue prior comment 17 with regard to Highbridge International LLC. Where the selling securityholder is a broker-dealer, disclose that that seller is an underwriter. Where the selling securityholder is an affiliate of a broker-dealer, disclose whether to the best of your knowledge these entities purchased the securities in the ordinary course of business and, if at the time of the purchase of the securities to be resold, the selling securityholder had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are unable to make these assertions for any selling securityholder identified as an affiliate of broker-dealers, then you must identify the seller as an underwriter.

AVP, Inc.
Page 5


Balance Sheet, page F-3
-----------------------

8. You are recording both receivables and deferred revenues when you bill your customers in advance. This practice appears to be inconsistent with GAAP and grosses up the balance sheet. As such, please revise your filing, to reverse these transactions, or provide us with specific accounting literature supporting your approach.

Statement of Changes in Stockholders Equity (deficiency) page F-5
-----------------------------------------------------------------

9. We note your response to our prior comment #22_ However, we reissue our prior comment. The historical consolidated statement of equity of AVP should be retroactively restated (a recapitalization) for the equivalent number of shares received in the merger after giving effect to any differences in par value of the issuer's and acquirer's stock with an offset to paid in capital. As such, your statement of changes in stockholders deficiency should reflect the equity securities received by the accounting acquirer (AVP), from the accounting acquiree (Othnet), as if they had bean outstanding since the inception of AVP and rolled forward to the beginning balance based on the ratio of shares issued to shares acquired. Further, the outstanding shares of Othnet at the date of acquisition should be reflected as an issuance on the date the reverse merger transaction occurred. Accordingly, please ensure that any changes made to the consolidated statement of equity are reflected in your earnings per share calculation, as necessary (i.e. changes to the number of shares outstanding).

Subsequent Event, page F-7
--------------------------

10. Please refer to the discussion of potential control by holders of Series B convertible preferred stock on page 7 of the marked copy of the proxy. You state that the holders of these shares have agreed and given irrevocable proxies to vote their stock in favor of the amendment so its adoption is assured. If true, please clarify this fact in your footnotes. Our concern is that, if additional common shares were not authorized, holders of Series B convertible preferred stock would have the right to sell their shares back to AVP at $3.5 million. In addition, Series A shares could not be converted to common shares. Accordingly, if authorization of sufficient shares is not virtually assured, your financial statements may require revision to reflect the potential impact of these contingencies. Please revise or advise.

11. Reference is made to page 5. We note that you are subject to a monthly penalty if your registration statement does not become effective by June 28, 2005. hi your updated financial statements, please disclose the terms of the penalty and discuss its actual and anticipated impact upon your financial statements_

AVP, Inc.
Page 6


Pro-forma Net Loss per Common Share, page F-14
----------------------------------------------

12. We note your response to our prior comment #25. However, we reissue our prior comment. Please disclose your calculation of weighted average shares. Your calculation should individually disclose the number of outstanding options, warrants and shares issuable upon conversion of outstanding convertible debt or preferred stock, that could potentially dilute basic earnings per share in the future, but that were not included in the computation of diluted earnings per share for the periods presented in your financial statements because their impact was anti-dilutive for the periods presented in your financial statements_ Refer to the requirements of paragraph 40 of SFAS No.128.

Transaction With DMC, page F-22
-------------------------------

13. A reorganization of entities under common control should be accounted for in a manner similar to a pooling. The financial statements of the separate combining enterprises for the period of' combination and for prior years presented should generally be restated on a combined basis. You state, in Note 1, that the financial statements have been prepared including the net assets and results of operations of DMC "from the transaction date" Please revise to present your financial statements on a combined basis for all periods presented or advise. In this regard, please note that we assume the two entities were under common control for all periods for which financial statements have been presented. We would not expect the financial statements to be combined for periods prior to the date that common control was established.

Other
-----

14. The financial statements should be updated, as necessary, to comply with Rule 310 (g) of Regulation S-B. 15. In accordance with updating the financials, please provide a currently dated signed consent from the independent public accountant in the amendment.

Exhibits
--------

16. Include your legality opinion, once you are able to file a clean opinion, and any other outstanding exhibits with your next amendment.

Closing
-------

AVP, Inc.
Page 7


         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

AVP, Inc.
Page 8


         You may Contact Juan Migone at (202) 551-3312 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Mathew C. Bazley at (202) 551-3382, or me, at (202) 551-3348 with questions.

                                                     Sincerely,

                                                     Max A. Webb
                                                     Assistant Director



cc:      Via Facsimile.- (212) 214-0686
         -------------------------------
         David C. Fischer
         Loeb & Loeb LLP
         345 Park Avenue
         New York, NY 10154